QUARTERLY REPORT
for the period ended 30 June 2008

HIGHLIGHTS

•	Exploratory unit formed with Devon to explore the Baxter Shale with the first unit well expected to spud at the end of July

•	Sabretooth Prospect, (Brazoria County Texas) The Davis Bintliff #1 well spudded on 18 June 2008 and is currently drilling ahead after setting 9 5/8 inch casing at 12,363 feet

•	Design of completion operations on State GC #2 to test three potential pay zones

•	Interest in the Amber Field sold for US$4.76 million

•	Interest in the Kaye Unit sold for US$500,000

•	Revenue from production increased to A$2,507,258 for the quarter due to increased production of gas and increased prices for gas and oil

DRILLING PROGRAMME 2008

Sabretooth Prospect
Samson 12.5% Working Interest
The Davis Bintliff #1 spudded on 18 June 2008 and consists of a deep Vicksburg sand test located on shore in the Gulf Coast producing region of Texas. This prospect is controlled by 3D seismic and offsets a recent 10 BCFE discovery of analogous 3D seismic nature. Contingent reserve estimates indicate 25 BCFE potential and an expected initial rate of 5 mmscf/d. Samson holds a 12.5% working interest in this project.

State GC Oil and Gas Field Extension
Samson 37% Working Interest
A follow up well targeting the Lower Leonard Formation which produces from the State GC #1 well has been cased for completion with net pay in the primary target exceeding expectations, plus a significant thickness of possible pay logged in a secondary objective.

North Stockyard Project
Samson 34.5% Working Interest
The fracture stimulation of the Harstad 15-1H has been completed and initial rates were recorded at around 300 BOPD. The production rate has stabilized at around 120 BOPD.

Rock Springs West Project, Baxter Shale
Samson 78% Working Interest
Reprocessing of the existing 3D grid within the Baxter shale is being carried out in order to better understand the natural fracturing systems and how they are imaged with 3D seismic. Additional processing was undertaken to determine the extent both vertically and horizontally of over pressuring and this analytical work has determined that the planned fracture stimulation of the Greens Canyon 29-2 well is within an overpressure cell.

The stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Jonah Field
Samson 21% Working Interest
The two additional developments wells that were being planned by the operator Forrest Oil Corporation for the summer of 2008 have been deferred by the operator due to a pending sale of Forest’s Rocky Mountain portfolio.

PROJECTS

Green River Basin - Wyoming, USA
The Green River Basin in Wyoming hosts a number of world class gas fields and has grown in importance as a major gas producing region within continental USA. Samson holds a significant tenure position in the Basin both in terms of conventional tight gas reservoirs and an emerging shale gas play located within the Baxter Shale. Samson holds a total of 40,000 net acres within this region.

Rock Springs West Project - Wyoming, USA
Samson 78% Working Interest
Samson holds 6,400 acres in the southern part of this project and has executed an Exploration Agreement with Devon Energy Production Company. The agreement covers these leases which are located on the western flank of the Vermillion Basin in Sweetwater County, Wyoming. This area contains a 3,500 foot section of Baxter Shale which was drilled in the 1970’s and recovered a significant flow of gas from an unstimulated Baxter Shale. Since that time there has been significant development of the Baxter Shale in the Vermillion region 40 miles east of Samson’s acreage, where our competitors have expended significant funds that have resulted in flows of up to 9 mmcfpd from the Baxter Shale.

The Exploration Agreement envisages that a 3D seismic grid will be acquired in an effort to define an exploratory program. Devon will operate the seismic acquisition and any subsequent exploratory program. Samson anticipates that the seismic acquisition will be undertaken in the summer of 2008. Samson will hold a 50% interest in the leasehold block unless Samson permits a third party to complete the second farm-in well in the Greens Canyon area and earn an 18% equity stake in Samson’s leases. In that circumstance, Samson would retain a 32% equity interest in these leases.

The acquisition of 3D seismic is a necessary first step in the evaluation process such that naturally occurring fractures systems can be identified before drilling. This appears to be one of several technical keys to the successful flow rates seen to date in the Vermillion region.

In the Greens Canyon area seismic processing aimed at determining the extent both vertically and aerially of over pressuring has been completed. Over pressuring of the Baxter Shale section is considered to be an important ingredient in the successful completion of this zone. Over pressuring has been clearly indicated and appears to be associated with a sand rich facies within the Baxter Shale, the Airport Sandstone. Experience by competitors in this play within the Basin indicates that the Airport Sandstone provides an effective conduit for gas production. In the Greens Canyon area the Airport Sandstone lies within the over pressured zone.

Fracture identification analysis has been completed and has determined a number of areas within the Greens Canyon 3D seismic area which contain fracture systems.

Stimulation of the Baxter Shale is planned in the existing GC29-2 well as a low cost method of testing the Baxter Shale viability in the Green’s Canyon area.

An exploratory Unit has been formed which enables the underlying leases to be maintained in good standing whilst a drilling program is undertaken. To initiate the Unit, Devon has permitted a 16,000 foot test at their sole cost. Samson acreage surrounds this location on three sides. The well is expected to spud at the end of July and will enable the 3D seismic data that is being acquired this summer to be calibrated such that fracture identification analysis will be more accurate.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

State GC Oil and Gas Field - New Mexico, USA
Samson 27% Working Interest
The State GC oil and gas field located in Lea County, New Mexico, was discovered in 1980 and covers approximately 600 acres. The field currently has one well that has produced 552,597 barrels (bbls) of oil and 0.771 BCF of gas.

The State GC #2 well has been drilled as an extension to his field and logging data has identified three hydrocarbon bearing zones within the targeted Lower Leonard Formation. These zones total 36 feet of net pay which compares very favorably to the offsetting State GC#1 well, where the net pay count is approximately half this intersection.

The three pay zones have been identified as follows:

Upper Zone 11,242 to 11,302 feet

Middle Zone 11,348 to 11,394 feet

Lower Zone 11,456 to 11,470 feet

The lower Zone was perforated and stimulated, and subsequently the Middle Zone was perforated and the two zones commingled.

Mechanical problems with the pump and pump unit has meant that only a limited amount pf production data has been recorded and that data has yet to establish a stabilized rate. This is expected to be achieved in the coming weeks.

Following an evaluation of these results the Upper Zone will be considered for completion.

Based on these results the State GC #2 well has been cased to total depth, and completion operations are planned to commence on Wednesday July 30, and are expected to take approximately one week.

Mapping of the existing 3D seismic has proceeded and two excellent amplitude anomalies at both the Lower Leonard (Oil productive in State GC#1 and 2) have been identified along with amplitude anomalies with the deeper gas productive horizon, the Morrow Formation. Samson currently holds a 100% working interest in these locations and will be marketing equity in these wells. The first of the locations are currently being permitted.

Sabretooth - Brazoria County, Texas
Samson 12.5% Working Interest
The Sabretooth prospect is a very exciting exploratory opportunity that is located in Brazoria County, Texas - onshore Gulf Coast Basin and represents a structural trap which is supported by 3D seismic grid which indicates various direct hydrocarbon indications, including amplitude and Amplitude Variations with Offset (AVO). AVO is an analysis tool designed to analyze pre-stack seismic records for the purpose of recognizing hydrocarbon saturated reservoir rocks. In the case of Sabretooth, we see an increasing amplitude with offset (class III anomaly) which typically characterizes a gas filled reservoir in the Gulf Coast.

Sabretooth prospect is an offset to the successful Griffith #1 well 1.6 km (1 mile) to the northeast. This well has proven reserves of 10 BCFE and is currently producing 5 mmscfd. This well found 100’ of gross pay, 68’ of net pay and had an initial reservoir pressure of 9,300 psig. This producing well exhibits the same amplitude, AVO, and angle gather seismic characteristics found in the Sabretooth prospect.

The target sand of the Griffith #1 well and the Sabretooth prospect is the Text 2 Sand found in the larger Vicksburg sand series. The target depth is 14,000’ tvd and the well path will be directional with a 3,500’ total lateral deviation with two strings of intermediate pipe. The gross dry hole costs will be US$5.9MM with gross completed wells costs estimated to be US$7.5MM. The objective reservoir is expected to be overpressured with initial pressure of 9,000 psig and is projected to be depletion drive in nature. Calculated mean reserves are 10 BCFE. Upside potential (P10 reserves) are 22 BCFE.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

In summary this prospect offers Samson several attractive characteristics:

1)	This opportunity is outside Samson’s focus area however represents a very nice opportunity to develop a gas reserve which is conventional, that is it is not tight gas.

2)	It is technically robust.

3)	Opportunistic, in that it has come to Samson via prior associations and intimate local knowledge.

4)
It will give Samson additional diversity in terms of gas pricing, the 2007 summer gas prices in the Rockies with huge differentials have lead to a significant drop in revenue, and whilst this has been corrected with the completion of the Rocky Mountains Express pipeline, it never the less points to a requirement to have a source of gas which is diverse.

Sabretooth spudded as the Davis Bintliff #1 well on June 18th, 2008. As of July 28th at 0600 hours, the well was at a depth of 12,359 feet measured depth. . The well is being deviated to a subsurface target 14,600 feet true vertical depth and 15,655 feet measured depth to the north west of the surface location, the measured depth to the top of the Vicksburg target is 14,905 feet being a true vertical depth of 13,610 feet. It is expected that the target will be intersected mid to late August.

A 12 ¼” hole was drilled to a depth of 12,363 feet in which 9 5/8” intermediate casing was cemented in place. Additional drilling will occur via an 8 ½” hole in which a 7 5/8” drilling liner will be cemented at an expected measured depth of 14,305 feet (13,250 feet true vertical depth). . The final drill hole will be 6 ½” in size in which 5” production casing will be cemented at an expected measured depth 15,655 feet (14,600 feet true vertical depth

Lookout Wash Field - Wyoming, USA
Samson 18.2% Working Interest
The Lookout Wash Field is located in the Washakie Basin which is part of the Greater Green River Basin and currently produces from 20 wells.

This field produces principally from The Almond Bar, which is a stratigraphically bound trap. Recent geologic mapping has suggested that this unit will be developed as a thick porous reservoir to the west of the existing well development.

June, 2008 volumes have continued to show a recovery in production from the extended winter shut-in period for the months of January, February and first week of March, 2008. May and June 2008 production volumes are meeting internal company forecasts and are at historical production levels. The average gross production from the field is 3.5 mmscfd. Cabot Oil and Gas operates the field with Samson owning a nominal 18% WI in the asset.

North Stockyard Project - North Dakota, USA
Samson 34.5% Working Interest
Samson has a 34.5% working interest in 3,303 acres adjacent to the North Stockyard Oil Field located in the Williston Basin in North Dakota.

During the quarter, a fracture stimulation was completed to increase the initial oil rate to around 148 BOPD. At the end of June, 2008 the well averaged 90 bopd - consistent with internal company forecasting.

This result gives the opportunity of drilling of two additional proved undeveloped locations at the foot of the North Harstad #1, well which recorded excellent oil shows when the well reached total depth. Based on the knowledge gained from this well, the subsequent wells will be designed such that the entire horizontal length of the well bore can be stimulated through the use of mechanical packers which will serve to more effectively divert the stimulation fluid such that multiple fractures can be propagated.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Jonah Field - Wyoming, USA
Samson 21% Working Interest
Approval has been granted to develop this part of the Jonah Field to 10 acres, hence five Proved Undeveloped locations (PUD’s) have been identified in the central part of the field.

The operator had previously advised Samson that it intended to drill two of these locations during the 2Q of 2008. Recently however the operator advised that it was intending to divest part of its Rocky Mountain portfolio including its interest in the Jonah Field and therefore no longer intended to drill the wells. Samson has the right to propose and drill these wells and is investigating whether the existing permits to drill can be transferred to a new operator. It is expected that this is the case and therefore the proposed drilling program may proceed on this basis depending on the balance of the Joint Venture.

The Jonah Field is located in the northern part of the Green River Basin and is one of the largest discoveries in recent decades in continental USA having produced in excess of 1.0 trillion cubic feet of gas since commencing production in 1992. Development of this field has resulted from the application of advanced fracture stimulation techniques. The field has undergone several iterations of development with some sections of the field currently being developed on a 10 acre well spacing. The current well spacing is around 20 acres.

The field produces from a series of stacked reservoirs within the Mesaverde and Lance Formations. The field is trapped between two faults forming a wedge shaped field.

Stage Coach East - Wyoming, USA
Samson 100% Working Interest
In late 2007 The Stage Coach well was drilled and fracture stimulated. Initial results were not positive, so the well was shut in over the winter. Additional flow testing in May 2008 has determined that this well will be permanently plugged and abandoned.

Amber Field SE - Oklahoma, USA
Samson 37.5% & 32.5% Working Interests
The Company’s interest in the SE Amber Gas Field in Grady County, Oklahoma were sold during the quarter for US$4.76 million. Samson disposed of the field as it had limited growth potential in the near term and no drilling planned.

Hawk Springs Project - Wyoming, USA
Samson 50% Working Interest
A farmin offer has been received to drill a well to evaluate the “J Sand” in Samson’s holding in the northern Denver Julesburg Basin. The “J” sand is one of the primary objectives in the basin.

The offer is currently being considered and negotiations are being undertaken with the farminee.

South Goose Lake Prospect - Williston Basin, Montana, USA
Samson 25% Working Interest (18.375% NRI)
Following the unsuccessful drilling of the Lagerquist #1-19 well a review of the results of this well and the implications for the balance of the acreage is underway, which will determine the go forward strategy.

PRODUCTION

June Quarterly Production and Cashflow:

	GAS A$	GAS Mcf	OIL A$	OIL Bbls	TOTAL A$
March 2008 Quarter*	1,162,751	142,378	694,260	7,203	1,857,011
June 2008 Quarter**	1,662,450	183,975	844,808	7,071	2,507,258
In some cases revenue is yet to be received and is therefore an estimate
* Exchange Rate Mar Qtr AUD: USD 0.90
** Exchange Rate June Qtr AUD: USD 0.94

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Average commodity prices:

	GAS US$	OIL US$
March 2008 Quarter	$7.18	$79.21
June 2008 Quarter	$8.49	$112.31

Gas production in the March Quarter was down because the Lookout Wash Field experienced extreme weather conditions during the winter months and production in this field was affected by compression failures. This field’s performance returned to normal production levels during the June Quarter.

OTHER ACTIVITIES

Interests in Listed Companies
Samson holds shares in a number of listed companies. These investments will continue to be realized during the coming quarters.

FINANCIAL

Convertible Note Facility
The Convertible note facility that is in place is denominated in US$ and the current amount outstanding is US$17.06 million following the sale of the Amber Field. The A$ equivalent is calculated with reference to the spot AUD:USD foreign currency conversion rate applicable at the end of the quarter. The table below shows the applicable foreign currency exchange rates and the A$ equivalent as reported in the current and previous quarterly.

Date	USD Balance	Spot Rate (AUD:USD)	AUD Equivalent
March 31, 2008	20,000,000	91.78	21,791,240
June 30, 2008	17,060,000	96.15	17,743,110

Cash and Current Investments
The Company’s cash and current investments at 30 June 2008 were as follows:

		A$
Cash at bank and on deposit	:	2,777
Current investments - Shares in listed companies valued at market	:	181
Total		2,958

For and on behalf of the Board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

30 July 2008	For further information please contact Denis Rakich, Company Secretary, on 08 9220 9882

Information contained in this report relating to hydrocarbon reserves was compiled by the Managing Director of Samson Oil & Gas Ltd., T M Barr a Geologist who holds an Associateship in Applied Geology and is a fellow of the Australian Institute of Mining and Metallurgy who has 30 years relevant experience in the oil & gas industry.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.
Name of entity
Samson Oil & Gas Limited
ABN	Quarter ended (“current quarter”)
25 009 069 005	30 June 2008

Consolidated statement of cash flows
Cash flows related to operating activities		Current quarter A$’000	Year to date (twelve months) A$’000
1.1	Receipts from product sales and related debtors	2,328	7,785

1.2	Payments for
	(a) exploration and evaluation	(67)	(194)
	(b) development	(798)	(4,449)
	(c) production	(276)	(1,832)
	(d) administration	(1,094)	(4,125)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	2	32
1.5	Interest and other costs of finance paid	(487)	(2,108)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	(904)	(1,438)
	Cash received from fixed forward gas swap	(441)	389
	Accounting fees - relating to audit for the year ending 30 June 2007 and review of SEC registration documents	-	(1,000)

	Net Operating Cash Flows	(1,737)	(6,940)

	Cash flows related to investing activities
1.8	Payment for purchases of:
	(a) prospects	-	-
	(b) equity investments	-	(144)
	(c) other fixed assets	-	(25)
1.9	Proceeds from sale of:
	(a) prospects	-	-
	(b) equity investments	353	353
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material) - Producing Assets	5,535	5,535

	Net investing cash flows	5,888	5,719
1.13	Total operating and investing cash flows (carried forward)	4,151	1,221
1.13	Total operating and investing cash flows (brought forward)	4,151	1,221

	Cash flows related to financing activities
1.14	Proceeds from issues of shares, options, etc.	-	3,379
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	3,091	(3,091)
1.18	Dividends paid	-	-
1.19	Other (costs associated with issue of shares)	-	(10)

	Net financing cash flows	3,091	278

	Net increase (decrease) in cash held	1,060	(943)

1.20	Cash at beginning of quarter/year to date	1,794	3,986
1.21	Exchange rate adjustments to item 1.20	(77)	(266)

1.22	Cash at end of quarter	2,777	2,777

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities
		Current quarter A$'000
1.23	Aggregate amount of payments to the parties included in item 1.2	100

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Monies paid to Directors for salary and fees.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available
Add notes as necessary for an understanding of the position.
		Amount available A$’000	Amount used A$’000
3.1	Loan facilities	17,743	17,743
3.2	Credit standby arrangements	-	-
	Loan from Macquarie Bank Limited denominated in USD

Estimated cash outflows for next quarter
		A$’000
4.1	Exploration and evaluation	50
4.2	Development	500
	Total	550

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter A$’000	Previous quarter A$’000

5.1	Cash on hand and at bank	1,504	710

5.2	Deposits at call	1,273	1,084

5.3	Bank overdraft

5.4	Other (provide details)

	Total: cash at end of quarter (item 1.22)	2,777	1,794

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed
6.2	Interests in mining tenements acquired or increased

Issued and quoted securities at end of current quarter
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	Preference +securities (description)
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions
7.3	+Ordinary securities	209,094,216	209,094,216
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs
7.5	+Convertible debt securities (description)
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted

				Exercise price	Expiry date
7.7	Options (description and conversion factor)	10,216,688	-	25c	31.12.2009
		8,500,000	-	45c	31.05.2011
		6,060,000	-
		11,000,000	-
		3,121,650	-	42c	31.05.2009
		3,000,000	-	45c	31.10.2009
		7,379,077	-	30c	10.10.2012
		600,000	-	25c	11.05.2013
7.8	Issued during quarter	600,000	-	25c	11.05.2013
7.9	Exercised during quarter	-	-	-	-
7.10	Expired during quarter	2,940,000 Cancelled on repayment of debt	-	-	-
7.11	Debentures (totals only)
7.12	Unsecured notes (totals only)

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN

SAMSON OIL & GAS LIMITED
June 2008 Quarterly Report

Compliance statement

1	This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2	This statement does give a true and fair view of the matters disclosed.

Sign here:	______________________Date: 30 July 2008 Company Secretary

Print name:  Denis Rakich

Notes

1
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2
The “Nature of interest” (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3	Issued and quoted securities. The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4	The definitions in, and provisions of, AASB 1022: Accounting for Extractive Industries and AASB 1026: Statement of Cash Flows apply to this report.

5
Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

ABN 25 009 069 005
Level 36, Exchange Plaza, 2 The Esplanade, Perth WA 6000, PO Box 7654 Cloisters Square, Perth WA 6850
Ph: +618 9220 9830 Fax: +618 9220 9820 Web: www.samsonoilandgas.com.au ASX/AMEX Code: SSN